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                                   UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                    SCHEDULE 13G

                                   (RULE 13d-102)


                      INFORMATION TO BE INCLUDED IN STATEMENTS
                        FILED PURSUANT TO RULE 13d-1(b), (c),
                        AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2(b)

                                 (Amendment No. __)



                                THE LTV CORPORATION
      ---------------------------------------------------------------------
                                  (Name of Issuer)

                                    COMMON STOCK
      ---------------------------------------------------------------------
                           (Title of Class of Securities)

                                    501 921 100
                     ------------------------------------------
                                   (CUSIP Number)

                                   July 30, 1998
          --------------------------------------------------------------
              (Date of Event Which Requires Filing of this Statement)



     Check the appropriate box to designate the Rule Pursuant to which this
     Schedule is filed.

     /X/       Rule 13d-1(b)

     / /       Rule 13d-1(c)

     / /       Rule 13d-1(d)


                                    Page 1 of 6 pages


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---------------------------                            -------------------------
CUSIP NO.   501 921 100            13G                 PAGE  2  OF  6  PAGES
---------------------------                            -------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Oaktree Capital Management, LLC *
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) / /

                                                                 (b) /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

               California
--------------------------------------------------------------------------------
   NUMBER OF        5    SOLE VOTING POWER

    SHARES               5,318,700
                   -------------------------------------------------------------
  BENEFICIALLY      6    SHARED VOTING POWER

    OWNED BY             0
                   -------------------------------------------------------------
     EACH           7    SOLE DISPOSITIVE POWER

   REPORTING             5,318,700
                   -------------------------------------------------------------
  PERSON WITH       8    SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               5,318,700
--------------------------------------------------------------------------------

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                 / /
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      5.33%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

                                        IA/OO
--------------------------------------------------------------------------------

                                    Page 2 of 6 pages

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Item 1.

          (a)  Name of Issuer:

                    THE LTV CORPORATION

          (b)  Address of Issuer's Principal Executive Offices:

                    The LTV Corporation
                    25 West Prospect Avenue
                    Cleveland, Ohio  44115

Item 2.

          (a)  Name of Persons Filing:

                    Oaktree Capital Management, LLC

          (b)  Address of Principal Business Office of the Reporting Persons:

                    550 South Hope Street
                    22nd Floor
                    Los Angeles, California  90071

          (c)  Citizenship:

                    California

          (d)  Title of Class of Securities:

                    Common Stock, par value $.50 per share

          (e)  CUSIP Number:

                    501 921 100

ITEM 3.   If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
          (c), check whether the person filing is a:


          (a) / / Broker or Dealer registered under Section 15 of the Exchange Act;


          (b)  / / Bank as defined in section 3(a)(6) of the Exchange Act;


          (c) / / Insurance Company as defined in section 3(a)(19) of the Exchange Act;


          (d) / / Investment Company registered under section 8 of the Investment Company Act;


          (e)  /X/ Investment Adviser in accordance with
                   Rule 13d-1(b)(1)(ii)(E);


          (f) / / An Employee Benefit Plan, or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);


          (g) / / Parent Holding Company or Control Person in accordance with 13-1(b)(ii)(G);


          (h) / / A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;

                                    Page 3 of 6 pages

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          (i)  / / A Church Plan that is excluded from the definition of an
                   Investment Company under Section 3(c)(14) of the Investment Company Act;


          (j)  / / Group, in accordance with Rule 13d-1(b)(1)(ii)(H)


Item 4.   Ownership *


          (a)  Amount beneficially owned:  5,318,700


          (b)  Percent of class:  5.33%


          (c)  Number of shares as to which such person has:


               (i)    Sole power to vote or to direct the vote:
                        5,318,700

               (ii)   Shared power to vote or to direct the vote:
                        -0-

               (iii)  Sole power to dispose or direct the disposition of:
                        5,318,700

               (iv)   Shared power to dispose or direct the disposition of:
                        -0-

      *Oaktree Capital Management, LLC, a California limited liability company ("Oaktree") is filing in its capacities (i) as the general partner of OCM Principal Opportunities Fund, L.P., a Delaware limited partnership ("POF") and OCM Opportunites Fund II, L.P., a Delaware limited partnership ("Opportunities Fund II", and, together with POF, the "Partnerships"), and
(ii) as the investment manager of a third party managed account (the "Oaktree Account"). The Partnerships and the Oaktree Account together may be deemed to beneficially own 5,318,700 shares of the Issuer's Common Stock.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               NOT APPLICABLE.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      Oaktree, in its capacities (i) as the general partner of OCM Principal Opportunities Fund, L.P., a Delaware limited partnership ("POF") and OCM Opportunities Fund II, L.P., a Delaware limited partnership ("Opportunities Fund II", and, together with POF, the "Partnerships"), and (ii) as the investment manager of a third party managed account (the "Oaktree Account"), may be deemed to beneficially own 5,318,700 shares of the Issuer's Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               NOT APPLICABLE.


                                    Page 4 of 6 pages

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ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               NOT APPLICABLE.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

               NOT APPLICABLE.

ITEM 10.  CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Page 5 of 6 pages

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                                     SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                   August 11, 1998


                                   OAKTREE CAPITAL MANAGEMENT, LLC


                                   By: /s/ KENNETH LIANG
                                      --------------------------------------
                                           Kenneth Liang
                                           Managing Director and General Counsel





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